BALDWIN
THIRD QUARTER REPORT 1996

TO OUR SHAREHOLDERS
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November 1, 1996

     Third quarter net sales were equal to last year, $26.5 million. Sales in the Company's core businesses of Music and Contract Electronics were strong, both up 8% for the quarter. However, overall sales do not reflect this progress due to the impact on sales of the Company's continuing exit from its non-strategic Contract Music/Furniture business, which began in the second quarter.

     Third quarter net earnings were $.2 million or $.06 per share as compared to $.7 million or $.20 per share in 1995. The third quarter earnings decline is attributable mainly to lower gross profit and higher interest expense. While manufacturing costs associated with the Contract Music/Furniture business have been reduced, they have not come down in proportion to the rapid sales decline in this business, thereby hurting gross profit margin. The Company has begun efforts to define and implement specific plans to reduce manufacturing costs and selling, general and administrative expenses.

     Interest expense for the third quarter is higher than last year because inventory levels are up and because retail financing business growth continues to be strong. Management has put in place a comprehensive inventory reduction plan to bring inventory levels back into historical ranges.

     Net sales for the first nine months of 1996 decreased to $79.8 million from $87.0 million. The sales decline is due to the impact of the consolidation of Baldwin and Wurlitzer, particularly in the first and second quarters of 1996, and due to the Company's exit from the Contract Music/Furniture business. For reasons similar to those described for the third quarter, net earnings for the first nine months of 1996 decreased to $1.6 million or $.48 per share from $2.3 million or $.68 per share in 1995.

KAREN L. HENDRICKS
Karen L. Hendricks
Chief Executive Officer and President

CONSOLIDATED SUMMARY OF EARNINGS (unaudited)
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(in thousands, except earnings per share)

                                     Three Months Ended     Nine Months Ended
                                        September 30,         September 30,

                                     ------------------    ------------------

                                       1996      1995        1996      1995
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Net sales                            $ 26,508  $ 26,519    $ 79,794  $ 86,967
Cost of goods sold                     21,543    21,011      63,634    68,179

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     Gross profit                       4,965     5,508      16,160    18,788
Income on the sale of installment
  receivables                           1,404     1,231       4,338     3,607
Interest income on installment
  receivables                             336       210         985       617
Other operating income                    842       933       2,648     2,705
Selling, general and
  administrative expenses              (6,496)   (6,376)    (19,648)  (20,558)
Interest expense                         (827)     (465)     (2,009)   (1,490)

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     Earnings before income taxes         224     1,041       2,474     3,669
Income taxes                               32       371         848     1,353

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     Net earnings                    $    192  $    670    $  1,626  $  2,316

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Net earnings per share               $    .06  $    .20    $    .48  $    .68

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Average number of shares
outstanding                             3,423     3,415       3,419     3,415

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CONSOLIDATED SUMMARY BALANCE SHEETS (unaudited)
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(in thousands)
                                                               September 30,
                                                           -------------------

                                                             1996      1995
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Assets
     Receivables, net                                      $ 15,414  $ 13,047

     Inventories                                             64,352    47,606

     Other current assets                                     7,785     8,125

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          Total current assets                               87,524    68,778

     Installment receivables, less current portion           12,547     9,911

     Property, plant and equipment, net                      16,800    15,229

     Other assets                                             5,466     6,650

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          Total assets                                     $122,337  $100,568
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Liabilities and Shareholders' Equity
     Current portion of long-term debt                     $ 42,314  $ 18,945

     Other current liabilities                               13,678    15,828

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          Total current liabilities                          55,992    34,773

     Long-term debt, less current portion                     3,575     4,475

     Other liabilities                                        6,926     8,850

     Shareholders' equity                                    55,844    52,470

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          Total liabilities and shareholders' equity       $122,337  $100,568
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

BUSINESSES
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MANUFACTURING
Acoustic pianos
Actions and keys for the piano industry

Printed circuit boards and electro-mechanical assemblies for OEM manufacturers of electronic-based products inside and outside the music industry


SALES/MARKETING
Acoustic pianos
Electronic keyboards


RETAILING
Company owned outlets in Atlanta, Georgia; Cincinnati, Ohio;
Indianapolis, Indiana; Lexington and Louisville, Kentucky

Independent keyboard dealers (400)


FINANCING
Consumer installment financing and dealer consignment


HOME OFFICE
422 Wards Corner Road, Loveland, OH 45140, (513)576-4500


MANUFACTURING LOCATIONS
Conway, Fayetteville and Trumann, Arkansas; Greenwood, Mississippi;
Juarez, Mexico


REGISTRAR AND TRANSFER AGENT
The Provident Bank, One East Fourth Street Cincinnati, OH 45202

Baldwin Piano & Organ Company common stock is traded on The Nasdaq National Market;
Symbol: BPAO


Caption for photo
Chickering Grand Piano